

June 10, 2013

<u>Via E-mail</u>
Alexandros Mylonas
Chief Financial Officer
Freeseas, Inc.
10 Eleftheriou Venizelou Street
10671 Athens, Greece

      Re: **Freeseas, Inc.**
                Amendment 1 to Form 20-F
                Filed June 7, 2013
                File No. 000-51672

Dear Mr. Mylonas:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Heather Clark

                                         Heather Clark
                                         Staff Accountant